Exhibit 99.1

PRESS RELEASE

SCHMID Group N.V. Receives Notification of Deficiency from Nasdaq Related to Delayed Filing of Annual Report on Form 20-F

Freudenstadt, Germany, May 21, 2025  – SCHMID Group N.V. (NASDAQ: SHMD) (the "Company"), a global leader in providing solutions to the high-tech electronics, photovoltaics, glass, and energy systems industries, announced that it received an expected delinquency notification letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) on May 16, 2025 (the “Notice”). The Notice indicated that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”) as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “FY 2024 Form 20-F”) as described more fully in the Company's Form 12b-25 Notification of Late Filing filed with the Securities and Exchange Commission (the "SEC") on April 30, 2025 (the "12b-25"). The Listing Rule requires Nasdaq-listed companies to timely file all required periodic reports with the SEC.

In accordance with Nasdaq’s listing rules, the Company has 60 calendar days after the Notice to submit a plan to regain compliance with the Listing Rule. Following receipt of such plan, Nasdaq may grant an extension of up to 180 calendar days from the FY 2024 Form 20-F’s due date, or until November 11, 2025, for the Company to regain compliance.

In the12b-25, the Company announced that it was unable, without unreasonable effort or expense, to file its FY 2024 Form 20-F by the prescribed filing date. The complexity of accounting associated with the de-SPAC transaction as well as unforeseen temporary absences of both responsible former management of Pegasus Digital Mobility Acquisition Corp. and of the Company resulted in delays in finalizing the financial statements including the accounting treatment of the complex de-SPAC transaction. In addition, to finalize the FY 2024 Form 20-F, certain documentation in relation to a joint venture in Turkey is still outstanding and required as well as the conclusion of an amendment agreement with XJ Harbour HK Limited ("XJ") in relation to the postponement of two payments to be made by the Company to XJ in 2025 in connection with the sale and transfer of the remaining equity interest of XJ in Schmid Technology (Guangdong) Co., Ltd., a subsidiary of the Company, as agreed in the subscription agreement with XJ on January 29, 2024.

While the Company cannot provide specific timing, it is working diligently to complete and file the FY 2024 Form 20-F as soon as practicable. The Company intends to submit a compliance plan to Nasdaq if necessary and take the appropriate steps to regain compliance with Nasdaq’s listing rules as promptly as possible.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites, and several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage.

Learn more at www.schmid-group.com